UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37522

SIRIUS ACQUISITIONS HOLDING COMPANY III

(Exact name of registrant as specified in its charter)

140 Broadway, 32nd Floor

New York, New York 10005

(646) 712-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $0.0001 per Share   1

Pursuant to the requirements of the Securities Exchange Act of 1934, Sirius Acquisitions Holding Company III, formerly known as Easterly Acquisition Corp. (as successor by merger to Sirius Acquisition Holdings Company III) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 28, 2018	By:	/s/ Ralph A. Salamone
Ralph A. Salamone
President